May 9, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: H. Roger Schwall, Assistant Director, Office of Natural Resources

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1
(Registration No. 333-216721) of Solaris Oilfield Infrastructure, Inc.,
a Delaware corporation (the “Company”)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed initial public offering of Class A common stock, we hereby join the Company request for acceleration of effectiveness of the above-referenced registration statement to 3:30 p.m. (Washington, D.C. time) on May 11, 2017, or as soon thereafter as is practicable, unless the Company notifies you otherwise prior to such time.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the preliminary prospectus relating to the initial public offering, dated May 2, 2017, through the date hereof:

Preliminary Prospectus dated May 2, 2017

2,736 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advises that they have complied, will continue to comply, and that each participating underwriter has informed the undersigned that it has complied, and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

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Very truly yours, CREDIT SUISSE SECURITIES (USA) LLC GOLDMAN SACHS & CO. LLC As Representatives of the several underwriters CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Blake London
	Name:	Blake London
	Title:	Director, Equity Capital Markets

GOLDMAN SACHS & CO. LLC

By:	/s/ Charles Park
	Name:	Charles Park
	Title:	Managing Director

SIGNATURE PAGE

ACCELERATION REQUEST LETTE